

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 30, 2007

Mr. Randall T. Mays
Chief Financial Officer
Clear Channel Outdoor Holding, Inc.
200 East Basse Road
San Antonio, Texas 78209

Re: **Clear Channel Outdoor Holding, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 1-32663

Dear Mr. Mays:

We have reviewed your supplemental response letter dated May 15, 2007 as well as your filing and have the following comments. As noted in our comment letter dated May 3, 2007, we have limited our review to only the issues addressed in our comments.

Form 10-K for the fiscal year ended December 31, 2006

Item 8. Financial Statements and Supplementary Data
Note H – Commitments and Contingencies, page 68

1. We note your response to prior comment 3. In future filings, please disclose your accounting policy for rentals that include renewal options, annual rental escalation clauses, minimum franchise payments, and maintenance related to displays by providing the details included in your response.

2. We note you response to prior comment 4. In future filings, please expand upon your disclosures providing the details included in your response. Also tell us and disclose if there are any penalties or other consequences of not fulfilling these commitments and if you have currently or historically encountered any violations of these contracts.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director